FRONTEER DEVELOPMENT GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Fronteer Development Group Inc. (the “Corporation”) will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West Toronto, Ontario, on Friday, the 7th day of May 2010, at 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2009, together with the report of the auditors thereon;

2.	to elect the directors for the ensuing year;

3.	to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

to consider and, if thought appropriate, approve and adopt an ordinary resolution, with or without variation, approving and confirming the Corporation’s amended and restated “rolling” stock option plan and, in particular, confirming the granting of unallocated options pursuant to such plan up to an aggregate of 10% of the common shares of the Corporation issued and outstanding from time to time and approving the amendments to be given effect in such plan, as more fully described in the accompanying management information circular dated March 25, 2010 (the “Circular”);

5.

to consider, and if thought appropriate, approve and adopt a special resolution, with or without variation, as more fully described in the accompanying Circular, authorizing the board of directors of the Corporation (the “Board”) to amend the Corporation’s articles to effect the change of name of the Corporation to “Fronteer Gold Inc.”, or such other name as may be accepted by the relevant regulatory authorities and approved of by the Board; and

6.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

     This Notice of Meeting is accompanied by a form of proxy, the Circular, and a supplemental mailing list form.

     The Board has fixed the record date as of March 26, 2010 for the purpose of determining Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment(s) or postponement(s) thereof. Registered Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy in the envelope provided so that as large a representation as possible may be had at the Meeting. To be valid, a proxy must be received at the office of the Corporation’s registrar and transfer agent, Equity Transfer & Trust Company, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement of the Meeting at which the proxy is to be used, or delivered to the Chairman prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof. Non-registered

Shareholders, whose common shares are registered in the name of an intermediary, such as an investment dealer, broker, bank, trust company, trustee, custodian or other nominee, or a clearing agency in which the intermediary participates, may vote their common shares by following the instructions set out in the accompanying Circular.

Shareholders needing assistance in completing and returning a form of proxy may contact Kingsdale Shareholder Services Inc., Fronteer's proxy solicitation agent, Toll-Free in North America at 1-888-518-1565 or outside of North America, Banks and Brokers Call Collect at 416-867-2272.

DATED at Vancouver, British Columbia as of the 25 day of March, 2010.

BY ORDER OF THE BOARD OF DIRECTORS
(Signed) “Mark O’Dea”
Mark O’Dea, President and Chief Executive Officer